[Greenberg Traurig LLP Letterhead]

August 15, 2014

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Senior Counsel

Re:	Hines Global REIT II, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed August 15, 2014
File No. 333-191106

Dear Ms. Gowetski:

On behalf of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 5”).

Amendment No. 5 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Sherri W. Schugart of the Company, dated August 4, 2014 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 5 and four marked copies of Amendment No. 5, which have been marked to indicate the location of changes from Amendment No. 4 to the Registration Statement filed on July 15, 2014, together with four copies of this response letter.

Estimated Use of Proceeds, page 58

1.	Please revise your “Estimated Use of Proceeds” table on page 60 to quantify the distribution and shareholder servicing fee in a footnote or otherwise.

Response:    The Company has revised the disclosure as requested.

Ms. Jennifer Gowetski

August 15, 2014

Prior Performance Tables, page A-1

2.	We note your response to comment 2 of our letter dated June 26, 2014. We continue to believe that it is not appropriate to include programs, which have not closed, in Table I. Please revise accordingly.

Response:    In response to the Staff’s comment, the Company has revised Tables I, II and III to remove information concerning the Hines Pan European Core Fund.

3.	We note your responses to comments 3 and 4 of our letter dated June 26, 2014. With respect to Table III and the source of distributions, please revise to separately quantify the source of distributions from (i) operations and (ii) the sale of properties. In addition, please revise to specifically quantify the sources and amounts “From all other sources.”

Response:    The Company has revised the disclosure as requested.

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If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Sherri W. Schugart, Hines Global REIT II, Inc.